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                                                              EXHIBIT 7(C)(99.1)



FOR IMMEDIATE RELEASE

COMPANY CONTACTS:

Karl R. Spurzem                                  Michael J. Sophie
Investor Relations                               Chief Financial Officer
(408) 866-3666                                   (408) 866-3666


             P-COM, INC. COMPLETES THE ACQUISITION OF THE WIRELESS
                  COMMUNICATIONS GROUP OF CYLINK CORPORATION


     CAMPBELL, CA, USA (April 1, 1998) -- P-Com, Inc. (NASDAQ National Market:
PCMS), announced it has completed the acquisition of the assets of the Wireless Communications Group of Cylink Corporation located in Sunnyvale, CA. The purchase price was $60.5 million consisting of $46.0 million in cash and $14.5 million in a short-term, non-interest bearing unsecured subordinated promissory note. The acquisition will be accounted for under the purchase method of accounting.

     The combination of P-Com's existing spread spectrum radio product line with Cylink's spread spectrum products provides for a broad range of offerings with capacities as low as 19 kb/s up to 4T1/E1. In addition, the acquisition brings to P-Com key distribution capabilities in China and Latin America.

     P-Com believes that this acquisition will further strengthen P-Com's position as a leading supplier of digital millimeter wave radios on a worldwide basis. Spread spectrum radios play an important role in many developing and rural parts of the world, as well as provide for cost effective corporate and private wireless network deployment in all geographies. Used for both voice and data communications, spread spectrum radios operate in the unlicensed frequency band of 2.4 - 5.7 GHz, allowing for deployment without the licensing requirements of higher frequencies.

     "This acquisition provides us with products that complement and broaden our existing digital millimeter wave product lines. We are also pleased to have such a talented group join us at P-Com. Their skills and experience are a great addition to our existing technical capabilities," stated George Roberts, Chairman and CEO of P-Com, Inc.

     "We believe that the global distribution network that we gain in this acquisition will provide future opportunities for our existing product lines. We see a growing number of opportunities for our products and services around the globe. This acquisition will strengthen P-Com's position and ability to capture these opportunities," stated Michael J. Sophie, Chief Financial Officer of P-Com, Inc.

     P-Com, Inc. develops, manufactures and markets network access systems for the worldwide wireless telecommunications market. The point-to-point, spread spectrum, and
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P-COM, INC. COMPLETES THE ACQUISITION OF THE WIRELESS COMMUNICATIONS GROUP OF
CYLINK CORPORATION                                                   PAGE 2 OF 2


point-to-multipoint radio links provided by P-Com are designed to satisfy the network requirements of cellular and personal communications services, corporate communications, public utilities and local governments.

     Statements in this release that are forward looking involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance that may be suggested in this release. Such factors may include, but are not limited to, reliance upon subcontractors, integration of acquired businesses, fluctuations in customer demand and commitments, both in timing and volume, the Company's ability to have available an appropriate amount of production capacity in a timely manner, the ability of the Company's customers to finance their purchases of the Company's products and/or services, the timing of new technology and product introductions and the risk of early obsolescence. Further, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond the Company's control. Reference is made to the discussion of risk factors detailed in the Company's filings with the Securities and Exchange Commission, including its reports on Form 10-K and 10-Q.

     P-Com, Inc., with world headquarters in Campbell, California, USA and offices in Florida, New Jersey, Virginia, the UK, Italy, France, Germany, Mexico and China, is an ISO 9001 certified company. For additional information, contact P-Com at:

    P-Com, Inc.  *  3175 S. Winchester Boulevard * Campbell, CA 95008 * USA

               TEL: (408) 866-3666  *    FAX:  (408) 866-3655